Oxygen Biotherapeutics, Inc.

3189 Airway Ave., Bldg. C
Costa Mesa, CA 92626
(714) 427-6363

December 1, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:  Michael Rosenthall, Mail Stop 6010

Re:	Oxygen Biotherapeutics, Inc.
Application for Withdrawal of Registration Statement on Form S-1
SEC File No. 333-154211

Dear Mr. Rosenthall:

Due to market conditions and other matters related to the above-referenced registration, Oxygen Biotherapeutics, Inc., hereby withdraws its Registration Statement on Form S-1 filed on October 14, 2008 (File No. 333-154211/ Accession No. 0001193125-08-209966), pursuant to Rule 477 of Regulation C. No securities were sold under this registration. We understand this withdrawal is subject to the consent of the Securities and Exchange Commission under Rule 477.

Should you have any questions concerning this withdrawal, please do not hesitate to contact our counsel, Mark E. Lehman, at 801-5320-1234.

Sincerely,

/s/ Chris J. Stern

Chris J. Stern
Chief Executive Officer